VIA EDGAR

May 10, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	William Demarest

Wilson Lee

Kibum Park

Pam Long

Re: Launch One Acquisition Corp.

Draft Registration Statement on Form S-1

CIK 0002015502

Dear Mr. William Demarest:

Launch One Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on May 7, 2024, regarding our Draft Registration Statement on Form S-1 filed with the Commission on April 10, 2024 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

Proceeds to be held in trust account, page 20

1.	We note your disclosure here and elsewhere in the prospectus that the proceeds of the offering and private warrants will not be released from the trust account "until the earliest of (i) the completion of [y]our initial business combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial business combination if we determine it is desirable to facilitate the completion of the initial business combination . . ." Please tell us how this early release of proceeds from the trust is consistent with disclosures stating that no proceeds held in the trust account will be available for your use, except for redemptions and to withdraw interest to pay income taxes, unless and until you complete your initial business combination, and with disclosures that shareholders have the opportunity to redeem shares upon completion of a business combination. We may have further comments upon review of your response.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 16, 22, 33, 36, 117, 142, 152, F-8, and F-13 to remove references to an early release of proceeds from the trust account if desirable to facilitate the completion of the initial business combination.

If we seek shareholder approval of our business combination . .. . , page 43

2.	We note the disclosure that your sponsor, initial shareholders, directors, officers, advisors and their affiliates may purchase shares or public warrants from public shareholders, which may influence a vote on a proposed business combination. We also note disclosure that any purchase may be at a price per share that is different from the amount per share a public shareholder would receive if it elected to redeem its shares. Please provide your analysis on how such potential purchases will comply with Rule 14e-5. To the extent that you are relying on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure in the Registration Statement on pages 46 and 116 to clarify that the purchase price per share paid by any of our sponsor, initial shareholders, directors, officers, advisors and their affiliates will not exceed the amount per share a public shareholder would receive if it elected to redeem its shares. As such, agreements with such potential purchasers will only be made in compliance with the Staff’s interpretive guidance with respect to the application of Rule 14e-5 and other tender offer rules during the redemption offer period in the manner described on pages 46, 47, 116 and 117.

Risk Factors

If our initial business combination involves a company organized under the laws of the United

States . . ., page 82

3.	We note that following your possible domestication, your securities would “continue to trade on NYSE.” However, we note your disclosure on the cover page that you intend to apply to have your units listed on Nasdaq. Please revise or advise.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 86 to clarify that we intend to list our units on Nasdaq.

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments, please feel free to contact our counsel, Adam C. Berkaw, Esq., by telephone at 212-370-1300.

Sincerely,

Launch One Acquisition Corp.

/s/ Chris Ehrlich
Chris Ehrlich
Chief Executive Officer

cc: Adam C. Berkaw, Esq.

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